EXHIBIT 12

OHIO POWER COMPANY AND SUBSIDIARY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2008	2009	2010	2011	2012
EARNINGS
Income Before Income Taxes	$693,946	$890,471	$842,922	$678,690	$487,817
Fixed Charges (as below)	318,684	283,540	269,886	248,026	245,446
Total Earnings	$1,012,630	$1,174,011	$1,112,808	$926,716	$733,263

FIXED CHARGES
Interest Expense	$265,938	$241,134	$242,000	$221,976	$213,100
Credit for Allowance for Borrowed Funds Used During Construction	27,946	16,506	3,786	2,350	9,046
Estimated Interest Element in Lease Rentals	24,800	25,900	24,100	23,700	23,300
Total Fixed Charges	$318,684	$283,540	$269,886	$248,026	$245,446

Ratio of Earnings to Fixed Charges	3.17	4.14	4.12	3.73	2.98